SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

04 April 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

                                                                                                                                             4 April 2014

LLOYDS BANKING GROUP PLC
NOTICE OF 2014 ANNUAL GENERAL MEETING ("AGM")

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc (the "Company") has submitted today the following documents to the National Storage Mechanism:

• Notice of 2014 Annual General Meeting including a circular for a class 1 and related party transaction (the "AGM Notice")
• Form of Proxy for the 2014 Annual General Meeting

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the AGM Notice is available through the 'Shareholder Meetings' ('Shareholder Info') page within the 'Investors & Performance' section of our website www.lloydsbankinggroup.com.

Mailing of these documents to shareholders has commenced today.

The AGM will be held at the Edinburgh International Conference Centre, The Exchange, Edinburgh EH3 8EE on Thursday 15 May 2014 at 11.00 am.  The AGM Notice seeks shareholder approval for a number of resolutions including those relating to:

• the election and re-election of directors;
• the appointment of PricewaterhouseCoopers LLP as auditors of the Company;
• the directors' authority to allot shares;
• the directors' authority to allot shares in relation to the issue of Regulatory Capital Convertible Instruments;
• the introduction of a Scrip dividend programme;
• remuneration;
• amendments to the Company's articles of association; and
• the approval of a class 1 and related party transaction as detailed below.

As previously announced, the Company has commenced preparatory work required for a possible future sale of the Company's shares by Her Majesty's Treasury ("HM Treasury") to the public. In relation to this, the AGM Notice also includes a resolution (Resolution 28) which seeks shareholder approval for a "related party transaction" and a "Class 1 transaction" (each as defined by the Listing Rules).

In connection with the subscription by HM Treasury of the Company's shares and other support provided in 2009, the Board at that time considered it appropriate and in the best interests of the Company to prepare for and to facilitate the earliest possible return of the Company to full private ownership and to agree to provide such assistance to HM Treasury as may be necessary to achieve any sale of the Company's shares by HM Treasury. The scope of this assistance was documented in the Resale Rights Agreement and the Registration Rights Agreement, further details of which are set out in Annex II of the AGM Notice.

The return of the Company to full private ownership is an important element of the Company's stated strategy and the Board therefore remains of the view that it is appropriate and in the best interests of the Company to provide such assistance.

In particular, in providing assistance to HM Treasury for a possible future sale of the Company's shares to the public, the Company may be required to prepare one or more prospectuses or other disclosure, listing or marketing documents for which it and the Directors will have statutory responsibility and uncapped liability (as would be the case in relation to a prospectus issued by the Company in respect of an issue of new shares). The Company may also be required to bear certain offering expenses and to provide contractual protections to HM Treasury, any underwriting or bookrunning banks and/or other advisers (and any of their respective affiliates), including in the form of representations, warranties, covenants and indemnities. Further, the Company will be required to indemnify HM Treasury and its affiliates against losses or claims that arise out of certain acts or omissions by the Company in connection with any sale by HM Treasury.

Due to HM Treasury's shareholding in the Company, the provision of such assistance by the Company constitutes a "related party transaction" and, due to the uncapped nature of the Company's liability and the requirement to prepare a prospectus or other disclosure, listing or marketing document for which the Company will have statutory responsibility, it also constitutes a "Class 1 transaction" and requires shareholder approval. The AGM Notice sets out further details in relation to this matter.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 04 April 2014